Filed Pursuant to Rule 433

Registration No. 333-172490

FINAL TERM SHEET

Philip Morris International Inc.

Dated May 29, 2013

3.125% Notes due 2033

Issuer:	Philip Morris International Inc.

Offering Format:	SEC Registered

Security:	3.125% Notes due 2033 (the “Notes”)

Aggregate Principal Amount:	€500,000,000

Maturity Date:	June 3, 2033

Coupon:	3.125%

Interest Payment Dates:	Annually on each June 3, commencing June 3, 2014

Price to Public:	98.211% of principal amount

Underwriting Discount:	0.400%

Net Proceeds:	€489,055,000 (before expenses)

Benchmark Security:	DBR 4.750% due July 4, 2034

Benchmark Security Yield:	2.272%

Spread to Benchmark Security:	+97.6 basis points

Re-Offer Yield:	3.248%

Mid-Swap Yield:	2.348%

Spread to Mid-Swap Yield:	+90 basis points

Settlement Date (T+3):	June 3, 2013

ISIN:	XS0940697187

Cusip:	718172 BC2

Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Joint Book-Running Managers:	Deutsche Bank AG, London Branch Goldman Sachs International Société Générale The Royal Bank of Scotland plc

Allocations:	Notes
Deutsche Bank AG, London Branch Goldman Sachs International Société Générale The Royal Bank of Scotland plc	€125,000,000 €125,000,000 €125,000,000 €125,000,000

Total	€500,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, London Branch at 1 800 503 4611, Goldman Sachs International at +44 20 774 2330, Société Générale at +44 20 7676 7618 or The Royal Bank of Scotland plc at +44 20 7085 4154.